

June 29, 2011

<u>Via Email</u>
Dennis McGonigle
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456-1100

  Re: SEI Investments Company
     Form 10-K
     Filed February 24, 2011
     File No. 000-10200

Dear Mr. McGonigle

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>Principles of Consolidation, page 46</u>

1. Explain to us in sufficient detail why the adoption of new guidance pertaining to VIEs changed your status as the primary beneficiary of LSV Employee Group.

<u>Note 2 – LSV and LSV Employee Group, page 52</u>

2. Please tell us whether LSV meets the definition of a VIE and if so, explain to us how you determined you were not the primary beneficiary. In your response, explain to us how you factored the interests of related parties held through LSV Employee Group into your primary beneficiary analysis.

LSV Asset Management, page 53

3. Please explain to us why you have classified the partnership distribution payment received in January 2010 as a component of LSV and LSV Employee Group cash balances, net on your statement of cash flows. In your response explain to us why this distribution is presented differently from other distributions that appear to be classified as cash flows from operating activities.

Note 5 – Fair Value Measurements, page 57

4. We note that your Capital Support Agreements were terminated upon the Company's purchase of certain SIV securities during 2009. Explain to us how you determined it would be appropriate to net the balance of the Capital Support Agreements against the Trading securities issued by SIVs on the termination date. Cite all relevant accounting literature in your response.

Note 11 – Commitments and Contingencies, page 69

5. We note your disclosure beginning on page 69 regarding the various litigation matters to which the Company is exposed. For certain matters, we also note that you have not disclosed in your financial statement footnotes:

    (i)   the possible loss or range of loss; or
    (ii)   a statement that an estimate of the loss cannot be made

    ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Please revise your disclosures beginning in your next Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Daniel L. Gordon for

Kevin Woody
Accounting Branch Chief